Exhibit (a)(5)

FOR IMMEDIATE RELEASE
May 31, 2002

Contact: Eggert Dagbjartsson
                  Equity Resources Group, Inc.
                  44 Brattle Street
                  Cambridge, Massachusetts 02138

Telephone:        (617) 876-4800

For Immediate Release

         Equity Resource Lexington Fund Limited Partnership announced today that it has extended its tender offer to purchase up to 1,140 units of limited partnership interests, or LP Units, in Urban Improvement Fund Limited-1973-II, a California limited partnership until June 14, 2002. The terms of the offer are otherwise identical to the terms of the original offer made to holders of LP Units on May 2, 2002. Approximately 52 units have been tendered as of the date of the extension.